John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

August 1, 2014

Ms. Michelle Roberts (robertsmi@sec.gov.)
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Roberts:

On June 2, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 71 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 72 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding an additional share class to the B. Riley Diversified Equity Fund (the “Fund”) (Class A Shares) and to reflect a newly approved investment advisory agreement with the existing adviser to the Fund.

On July 18, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please confirm that all EDGAR series and class identifiers are updated and reflect the appropriate ticker symbol.

Response: The Trust has confirmed the EDGAR series and class identifier are correct.

Ms. Roberts
U.S. Securities and Exchange Commission
August 1, 2014

2.	Comment: Please confirm that all required exhibits will be included in the B-Filing.

Response: The Trust will file all required exhibits with the B-Filing.

3.	Comment: Please provide the required Tandy representations in your response letter.

Response: On behalf of the Trust, we have provided the Tandy representations below.

4.	Comment: In the Part C, please include a line item for the 18f-3 Multi-Class Plan for the Class A shares of the Fund.

Response: The Trust will add the 18f-3 Multi-Class Plan as a line item in the Part C and will file it as an exhibit to the B-Filing.

5.
Comment:     The Staff is aware that the Registrant is receiving comments on other 485A filings made under its registration statement to add various new series to the Trust. To the extent comments given on those other filings are applicable to this Filing, please make corresponding changes.

Response: The Trust has revised the disclosure, as applicable, to make corresponding changes for SEC Staff comments received on other 485A filings made by the Trust.

Prospectus

Additional Information about Fund Investments

6.	Comment: In the seventh paragraph in this section, please correct the typo to change the word “basic” to “basis”.

Response: The Trust has revised the disclosure as you have suggested.

Fund Summary – Fees and Expenses of the Fund

7.	Comment: Please consider if footnote 1 should be placed beside the 5.75% under Class A Shares.

Response: The Trust has revised the disclosure as you have suggested.

8.	Comment: Please consider if footnote 3 should also be added to the last line item heading.

Response: The Trust has revised the disclosure as you have suggested.

9.
Comment:     As the Fund’s registration statement will become effective on or about August 1, 2014, the expiration date for the expense limitation agreement should extend out a minimum of one year beyond effectiveness.

Response: The term of the expense limitation agreement has been extended and the Trust has revised the disclosure as you have suggested.

Ms. Roberts
U.S. Securities and Exchange Commission
August 1, 2014

Fund Summary – Principal Investment Strategies

10.	Comment: Consider adding “as explained below” after “equal weight basis.”

Response: The Trust has revised the disclosure as you have suggested.

Redemption In Kind

11.	Comment: Please remove the reference to sub-adviser in this section.

Response: The Trust has revised the disclosure as you have suggested.

Distribution Arrangements / Class A Shares

12.
Comment:     With respect to the discount as a percentage of offering price, please add a footnote to explain the headings. Please clarify if the categories shown are the same as the “dealer reallowance” disclosure contained in the Fund’s SAI. Consider using consistent terminology.

Response: The Trust has revised the disclosure as you have suggested.

Frequent Purchases and Redemptions

13.	Comment: Please mention the requirements of Rule 22c-2(a)(2) regarding shareholder information agreements.

Response: The Trust has revised the disclosure as you have suggested.

Statement of Additional Information

The Fund

14.	Comment: On page 1 of the SAI in the paragraph entitled “The Fund,” please add a reference to Class A shares.

Response: The Trust has revised the disclosure as you have suggested.

Distribution

15.
Comment:     It seems that the “statement of intention” is the same thing as the “letter of intention” as described in the Prospectus. Please consider using similar terminology throughout. Please also review the disclosure in the Prospectus and this section of the SAI to ensure consistency throughout. For example, the SAI refers to a 4.50% requirement and the prospectus refers to 5.00%.

Response: The Trust has revised the disclosure as you have suggested.

Ms. Roberts
U.S. Securities and Exchange Commission
August 1, 2014

*                     *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively